UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14 )*

XO Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
98417K106
(CUSIP Number)
Marc Weitzen, Esq.
General Counsel
Icahn Associates Corp.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4388
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 15, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	98417K106

1	NAME OF REPORTING PERSON Carl C. Icahn S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		676,464,819

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		676,464,819

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	676,464,819

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	88.70%

14	TYPE OF REPORTING PERSON*

	IN

SCHEDULE 13D

CUSIP No.	98417K106

1	NAME OF REPORTING PERSON Cardiff Holding LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		148,880,928

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		148,880,928

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	148,880,928

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	63.34%

14	TYPE OF REPORTING PERSON*

	OO

SCHEDULE 13D

CUSIP No.	98417K106

1	NAME OF REPORTING PERSON ACF Industries Holding Corp. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		152,691,667

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		455,235,422

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		152,691,667

WITH:	10	SHARED DISPOSITIVE POWER

		455,235,422

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	607,927,089

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	87.59%

14	TYPE OF REPORTING PERSON*

	CO

SCHEDULE 13D

CUSIP No.	98417K106

1	NAME OF REPORTING PERSON Highcrest Investors Corp. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		607,927,089

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		607,927,089

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	607,927,089

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	87.59%

14	TYPE OF REPORTING PERSON*

	CO

SCHEDULE 13D

CUSIP No.	98417K106

1	NAME OF REPORTING PERSON Buffalo Investors Corp. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		607,927,089

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		607,927,089

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	607,927,089

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	87.59%

14	TYPE OF REPORTING PERSON*

	CO

SCHEDULE 13D

CUSIP No.	98417K106

1	NAME OF REPORTING PERSON Starfire Holding Corporation S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		607,927,089

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		607,927,089

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

607,927,089

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	87.59%

14	TYPE OF REPORTING PERSON*

	CO

SCHEDULE 13D

CUSIP No.	98417K106

1	NAME OF REPORTING PERSON Unicorn Associates Corporation S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		306,354,494

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		306,354,494

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

306,354,494

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	62.72%

14	TYPE OF REPORTING PERSON*

	CO

SCHEDULE 13D

CUSIP No.	98417K106

1	NAME OF REPORTING PERSON Arnos Corp. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		306,354,494

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		306,354,494

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

306,354,494

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	62.72%

14	TYPE OF REPORTING PERSON*

	CO

SCHEDULE 13D

CUSIP No.	98417K106

1	NAME OF REPORTING PERSON High River Limited Partnership S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		41,183,431

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		41,183,431

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	41,183,431

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.45%

14	TYPE OF REPORTING PERSON*

	OO

SCHEDULE 13D

CUSIP No.	98417K106

1	NAME OF REPORTING PERSON Hopper Investments, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		41,183,431

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		41,183,431

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	41,183,431

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.45%

14	TYPE OF REPORTING PERSON*

	OO

SCHEDULE 13D

CUSIP No.	98417K106

1	NAME OF REPORTING PERSON Barberry Corp. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		27,354,299

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		41,183,431

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		27,354,299

WITH:	10	SHARED DISPOSITIVE POWER

		41,183,431

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68,537,730

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	27.35%

14	TYPE OF REPORTING PERSON*

	CO

SCHEDULE 13D
Item 1. Security and Issuer
     This statement constitutes Amendment No. 14 to the Schedule 13D relating to the shares of Common Stock, par value $0.01 per share (the “Shares”), of XO Holdings, Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D relating to the Shares filed on January 27, 2003 and amended by each of Amendment No. 1 filed on October 24, 2003, Amendment No. 2 filed on January 27, 2004, Amendment No. 3 filed on June 22, 2004, Amendment No. 4 filed on August 10, 2004, Amendment No. 5 filed on February 17, 2006, Amendment No. 6 filed on February 27, 2006, Amendment No. 7 filed on March 31, 2006, Amendment No. 8 filed on May 1, 2006, Amendment No. 9 filed on July 2, 2007, Amendment No. 10 filed on March 17, 2008, Amendment No. 11 filed on July 28, 2008, Amendment No. 12 filed on August 14, 2008 and Amendment No. 13 filed on October 1, 2008 (as amended by Amendment Nos. 1, 2 ,3, 4, 5, 6, 7, 8, 9, 10, 11, 12 and 13, the “Original 13D”), on behalf of the Filing Persons (as defined in the Original 13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D.
Item 3. Source and Amount of Funds or Other Consideration
          Item 3 of the Original 13D is hereby amended by adding the following:
          The purchase price of the 3,995,000 Shares purchased by Cardiff was $799,000, in the aggregate, or $0.20 per Share and the purchase price of the 500,000 shares of 6% Class A Convertible Preferred Stock (the “Series A Shares”) of the Issuer purchased by Cardiff was $13,000,000, in the aggregate, or $26.00 per Series A Share. The source of funding for the purchase of these Shares and Series A Shares was from the general working capital of Cardiff.
Item 5. Interest in Securities of the Issuer
          Item 5 of the Original 13D is hereby amended by adding the following:
(a) On October 15, 2008, Cardiff purchased in a privately negotiated transaction (i) 3,995,000 Shares for a purchase price of $799,000, in the aggregate, or $0.20 per Share and (ii) 500,000 Series A Shares for a purchase price of $13,000,000, in the aggregate, or $26.00 per Series A Share. As of the close of business on October 15, 2008, the Filing Persons may be deemed to beneficially own in the aggregate 676,464,819 Shares constituting approximately 88.70% of the outstanding Shares based upon (i) the 182,075,035 Shares stated to be issued and outstanding by Issuer, (ii) the 95,908,269 Shares beneficially held by the Filing Persons, (iii) the 10,041,858 Shares issuable upon exercise of the Warrants beneficially held by the Filing Persons, (iv) the 42,930,801 Shares issuable upon conversion of the 3,096,549 Series A Shares beneficially held by the Filing Persons, (v) the 374,892,224 Shares issuable upon conversion of the 555,000 shares of 7% Series B Convertible Preferred Stock (the “Series B Shares”) beneficially held by the Filing Persons, and (vi) the 152,691,667 votes to which the 225,000 shares of 9.5% Series C Perpetual Preferred Stock (the “Series C Shares”) beneficially held by the Filing Persons are entitled.
          Hopper may, by virtue of its ownership of 100% of the general partnership interest in High River, be deemed to beneficially own the securities as to which High River possesses direct beneficial ownership. Hopper disclaims beneficial ownership of such securities for all other purposes. Barberry may, by virtue of its ownership of 100% of the membership interest in Hopper, be deemed to beneficially own the securities as to which Hopper possesses indirect beneficial ownership. Barberry disclaims beneficial ownership of such securities for all other purposes. Mr. Icahn may, by virtue of his ownership of 100% of the interest in Barberry, be deemed to beneficially own the securities as to which Barberry possesses direct or indirect beneficial ownership. Mr. Icahn disclaims beneficial ownership of such securities for all other purposes. Unicorn may, by virtue of its ownership of 100% of the interest in Arnos, be deemed to beneficially own the securities as to which Arnos possesses direct beneficial ownership. Unicorn disclaims beneficial ownership of such securities for all other purposes. ACF Holding may, by virtue of its ownership of approximately 98% of the interest in Cardiff and 100% of the interest in Unicorn, be deemed to beneficially own the securities as to which Cardiff possesses direct beneficial ownership and Unicorn possesses indirect beneficial ownership. ACF Holding disclaims beneficial ownership of such securities for all other purposes. Highcrest may, by virtue of its ownership of 100% of the interest in ACF Holding, be deemed to beneficially own the securities as to which ACF Holding possesses direct or indirect beneficial ownership. Highcrest disclaims beneficial ownership of such securities for all other purposes. Buffalo may, by virtue of its ownership of approximately 99% of the interest in Highcrest, be deemed to beneficially own the securities as to which Highcrest possesses indirect beneficial ownership. Buffalo disclaims beneficial ownership of such securities for all other purposes. Starfire may, by virtue of its ownership of 100% of the interest in Buffalo, be deemed to beneficially own the securities as to which Buffalo possesses indirect beneficial ownership. Starfire disclaims beneficial ownership of such securities for all other purposes. Mr. Icahn may, by virtue of his ownership of 100% of the interest in Starfire, be deemed to beneficially own the securities as to which Starfire possesses indirect beneficial ownership. Mr. Icahn disclaims beneficial ownership of such securities for all other purposes.
(b) Cardiff has the sole power to vote or to direct the vote and to dispose or direct the disposition of (i) 95,908,269 Shares, (ii) 10,041,858 Shares issuable upon exercise of the Warrants and (iii) 3,096,549 Series A Shares (which are convertible into 42,930,801 Shares). Arnos has the sole power to vote or to direct the vote and to dispose or direct the disposition of 453,535 Series B Shares (which are convertible into 306,354,494 Shares). High River has the sole power to vote or to direct the vote and to dispose or direct the disposition of 60,969 Series B Shares (which are convertible into 41,183,431 Shares). Barberry has the sole power to vote or to direct the vote and to dispose or direct the disposition of 40,496 Series B Shares (which are convertible into 27,354,299 Shares). ACF Holding has the sole power to vote or to direct the vote and to dispose or direct the disposition of 225,000 Series C Shares (which are entitled to 152,691,667 votes). Each of ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn may, by virtue of its or his ownership interest in Cardiff, ACF Holding, Highcrest, Buffalo and Starfire, respectively, be deemed to share with Cardiff the power to vote or to direct the vote and to dispose or to direct the disposition of the (i) 95,908,269 Shares, (ii) 10,041,858 Shares issuable upon exercise of the Warrants and (iii) 3,096,549 Series A Shares (which are convertible into 42,930,801 Shares). Each of Unicorn, ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn may, by virtue of its or his ownership interest in Arnos, Unicorn, ACF Holding, Highcrest, Buffalo and Starfire, respectively, be deemed to share with Arnos the power to vote or to direct the vote and to dispose or to direct the disposition of the 453,535 Series B Shares (which are convertible into 306,354,494 Shares). Each of Hopper, Barberry and Mr. Icahn may, by virtue of its or his ownership interest in High River, Hopper and Barberry, respectively, be deemed to share with High River the power to vote or to direct the vote and to dispose or to direct the disposition of the 60,969 Series B Shares (which are convertible into 41,183,431 Shares). Mr. Icahn may, by virtue of his ownership interest in Barberry, be deemed to share with Barberry the power to vote or to direct the vote and to dispose or to direct the disposition of the 40,496 Series B Shares (which are convertible into 27,354,299 Shares). Highcrest, Buffalo, Starfire and Mr. Icahn may, by virtue of its or his ownership interest in ACF Holding, Highcrest, Buffalo and Starfire, respectively, be deemed to share with ACF Holding the power to vote or to direct the vote and to dispose or to direct the disposition of the 225,000 Series C Shares (which are entitled to 152,691,667 votes).
(c) Except as described in this item 5, no transactions in the Shares were effected within the past 60 days.
(d) Not applicable.
(e) Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 16, 2008

CARDIFF HOLDING LLC
By:	/s/ Edward E. Mattner
	Name:	Edward E. Mattner
	Title:	Authorized Signatory

ACF INDUSTRIES HOLDING CORP.
By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	Vice President

HIGHCREST INVESTORS CORP.
By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	Vice President

BUFFALO INVESTORS CORP.
By:	/s/ Edward E. Mattner
	Name:	Edward E. Mattner
	Title:	President

STARFIRE HOLDING CORPORATION
By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	Treasurer

ARNOS CORP.
By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	Authorized Signatory

BARBERRY CORP.
By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	Treasurer

HOPPER INVESTMENTS LLC BY: Barberry Corp., its sole member
By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	Treasurer

HIGH RIVER LIMITED PARTNERSHIP BY: Hopper Investments LLC, its general partner BY: Barberry Corp., its sole member
By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	Treasurer

UNICORN ASSOCIATES CORPORATION
By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	Vice President

/s/ Carl C. Icahn
CARL C. ICAHN

[XO Holdings, Inc. — Signature Page of Amendment No. 14 to Schedule 13D re: Purchase of 3,995,000
Common Shares and 500,000 Series A Preferred Shares for an aggregate purchase price of $13,799,000 on
October 15, 2008]